UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:         000-24733*

Entrust, Inc., on behalf of the Entrust, Inc. 401(k) Plan, as amended

(Exact name of registrant as specified in its charter)

One Hanover Park, Suite 800, 16633 Dallas Parkway, Addison, Texas 75001 (972) 713-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests and Entrust, Inc. Common Stock, $0.01 par value per share, issuable under the Entrust, Inc. 401(k) Plan, as amended

(Title of each class of securities covered by this Form)

None by the Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Entrust, Inc. 401(k) Plan, as amended, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	Entrust, Inc.
		Title:	Plan Administrator

Date:	June 27, 2003	By:	/s/ F. William Conner

F. William Conner President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* The plan interests and common stock issuable under the plan were previously registered on a Registration Statement on Form S-8. However, no separate Commission File Number has been assigned by the Commission for the plan. Entrust, Inc.’s Commission file number is 000-24733, but this filing does not terminate or suspend any duties to file reports by Entrust, Inc.